SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

METHODE ELECTRONICS, INC.

(Name of Subject Company (Issuer))
MEI Investment Corp.
Dura Automotive Systems, Inc.
(Name of Filing Persons (Offerors))

Class B Common Stock, Par Value $0.50 Per Share and Associated Preferred Share Purchase Rights (Title of Class of Securities)	591520 10 1 (CUSIP Number of Class of Securities)

David R. Bovee

Chief Financial Officer
Dura Automotive Systems, Inc.
2791 Research Drive
Rochester Hills, Michigan 48309
Telephone: (248) 299-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$25,008,015	$2,024

*	Estimated for purposes of calculating the amount of filing fee only, Transaction value is based on the purchase of 1,087,305 Shares of Class B Common Stock at the tender offer of $23.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.008090% of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11

      This Tender Offer Statement on Schedule TO is filed by Dura Automotive Systems, Inc., a Delaware corporation (“Parent”), and MEI Investment Corp. (the “Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of class B common stock, par value $0.50 per share, and the associated preferred share purchase rights (together, the “Class B Shares”), of Methode Electronics, Inc., a Delaware corporation (the “Company”), at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.	Financial Statements

      Not applicable.

Item 12.	Exhibits

(a)

(1)(i)	Offer to Purchase dated July 8, 2003.
(1)(ii)	Form of Letter of Transmittal.
(1)(iii)	Form of Notice of Guaranteed Delivery.
(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(1)(vii)	Form of summary advertisement dated July 8, 2003.
(5)(i)	Text of press release issued by Parent, dated July 3, 2003.*

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

*	Previously filed

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2003

DURA AUTOMOTIVE SYSTEMS, INC.

By:	/s/ DAVID R. BOVEE

Name: David R. Bovee
Title: Vice President and Chief Financial Officer

MEI INVESTMENT CORP.

By:	/s/ DAVID R. BOVEE

Name: David R. Bovee
Title: Chief Financial Officer and Director

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated July 8, 2003.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Form of summary advertisement dated July 8, 2003.
(a)(5)(i)	Text of press release issued by Parent, dated July 3, 2003.*
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

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